UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On December 02, 2025, ReNew Energy Global Plc (“ReNew”), India’s leading decarbonization solutions company, announced that it has signed a definitive agreement with IndiGrid Infrastructure Trust to sell Gadag Transmission Limited (“GTL”), a ~187 ckms ISTS transmission project. The total enterprise value of the transaction is approximately US$ 41 million excluding cash and working capital adjustments. Additionally, in-line with the provisions of the definitive agreements, there will be an ~US$ 6 million earn-out related to Change-In-Law (CIL) when the payment is received. GTL is a Build-Own-Operate-Maintain (BOOM) Inter-State Transmission System (ISTS) project located in Karnataka.

Operational since September 2024, GTL comprises approximately ~187 circuit kilometers of transmission lines and ~1,000 MVA of transformation capacity. The asset is jointly owned by ReNew Transmission Ventures Private Limited (51%) and KNI India (49%), a joint venture between Norfund (Norwegian Climate Investment Fund) and KLP (Norway’s largest pension company).The annual revenue from the project is around approximately US$ 4 million.

Subject to regulatory and contractual approvals, IndiGrid will acquire 100% shareholding and management control of the asset, in line with the provisions of the definitive agreements and transmission service agreement, including lock-in obligations. After the transfer of the outstanding debt to the buyer, the transaction will result in total cash inflow of approximately US$15 million, including the CIL claim.

Note: Based on an exchange rate of USD 1 = INR 89.89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 02, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer